October 10, 2012

VIA EDGAR

Mr. Bo Howell

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mercer Funds

File Nos. 333-123467 and 811-21732

Dear Mr. Howell:

We have received the Staff’s comments on the registration statement filed on Form N-1A on July 30, 2012 (the “Registration Statement”) for Mercer Funds (the “Trust”), and its series, Mercer Global Low Volatility Equity Fund (the “Fund”). The Staff’s comments were received in a telephone call on September 14, 2012. We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Fund will seek effectiveness of the Registration Statement, as amended, as soon as practicable after the filing of the next post-effective amendment filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended. The Fund will, in connection therewith, make the requested representations and file the necessary acceleration requests.

We have, for the convenience of the Staff, repeated below the comments received followed by the Fund’s response. Defined terms have the same meanings as used by the Fund in the Registration Statement.

Prospectus

Comment: Other Expenses

1.	Please revise the parenthetical accompanying “Other Expenses” in the Annual Fund Operating Expenses table in accordance with Instruction 3(c)(iii) of Item 3 of Form N-1A.

Response: We believe that the parenthetical currently complies with Instruction 3(c)(iii) of Item 3 of Form N-1A, however, in light of the Staff’s comment we have moved the disclosure of the breakdown of “Other Expenses” to a footnote to the Annual Fund Operating Expenses Table.

Comment: Acquired Fund Fees and Expenses

2.	Please confirm that there are no Acquired Fund Fees and Expenses. If there are none, please delete line item from Annual Fund Operating Expenses table. Otherwise, please include the accurate percentage.

Response: We confirm that no Acquired Fund Fees and Expenses are anticipated at this time. We will delete the line item from the Annual Fund Operating Expenses table.

Comment: Annual Fund Operating Expenses

3.	Please confirm that the Fund’s expense reimbursement agreement, as referenced in footnote 2, will appear as an exhibit in a subsequent filing.

Response: The Fund’s expense reimbursement agreement will be included as an exhibit in a subsequent filing.

Comments: Principal Investment Strategies, page 4

4.	Please provide additional disclosure as to how the Fund makes “global” investments. For example, provide percentages of assets invested outside the United States, or provide an estimated number of countries in which the Fund will invest.

Response: The requested change has been made. The Fund has added the following underscored disclosure to the “Principal Investment Strategies” section:

The Fund reasonably anticipates that under normal circumstances it typically will invest in approximately 25 countries and that approximately 40%- 60% of its assets will be invested in equity securities of foreign issuers.

5.	Please add disclosure defining the “equity securities” in which the Fund will invest to the “Principal Investment Strategies” section.

Response: The requested change has been made. The Fund has added the following underscored disclosure to the “Principal Investment Strategies” section:

For purposes of the 80% test, equity securities include securities such as common stock, preferred stock, and other securities that are not debt securities, cash or cash equivalents.

6.	Please include additional disclosure describing “volatility characteristics” in the “Principal Investment Strategies” section.

Response: The requested change has been made. The Fund has added the following underscored disclosure to the “Principal Investment Strategies” section:

The Fund will seek to achieve its investment objective by matching the return of its benchmark, the MSCI World Index, over 5-7 years, with between 25%-30% lower price volatility than the benchmark for the period, by investing in securities of issuers with certain volatility characteristics. Such volatility characteristics may include, but are not limited to, high return on equity, low debt to equity ratios, and high earnings growth stability.

Comments: Principal Risk Factors, page 4

7.	Pursuant to Item 4(b)(1) of Form N-1A, please provide disclosure that the loss of money is a risk of investing in the Fund.

Response: The requested change has been made. The Fund has added the following underscored disclosure to the “Principal Risk Factors” section:

Loss of money is a risk of investing in the Fund.

8.	Please add disclosure describing the types of “other equity securities and fixed income securities” that fall within the “Cash and Other High Quality Instruments” risk factor.

Response: The requested change has been made. The Fund has added the following underscored disclosure to the “Cash and Other High Quality Instruments” risk factor:

Examples of such equity and fixed-income securities may include convertible bonds, contingent convertible bonds, preference shares and warrants.

9.	We note that the risk factors provided in response to Item 4 of Form N-1A do not all directly correspond to the investment strategies discussed in the “Principal Investment Strategies” section. Please consider revising risk disclosure or investment strategies disclosure, or moving certain risk disclosure to the Statement of Additional Information. In particular we note the following risk disclosures that do not appear to have corresponding principal investment strategies: Credit and Settlement Risk, Default and Liquidity Risk of Below Investment Grade Debt Securities, Derivatives Risk, Exchange-Traded Funds Risk, Gold and Other Precious Metals Risk and Value Investing Risk.

Response: In consultation with the portfolio managers of the Fund and in response to your comment, we have concluded that the following risk factors are non-principal risks and therefore, have deleted them from the risk disclosure required by Item 4 of Form N-1A: Credit and Settlement Risk, Default and Liquidity Risk of Below Investment Grade Debt Securities, Exchange-Traded Funds Risk, Gold and Other Precious Metals Risk and Value Investing Risk.

We have determined that investing in derivatives will be a principal investment strategy of the Fund. As a result, we have added derivative investing disclosure to the “Principal Investment Strategies” section.

Comments: Fund Management, page 9

10.	In accordance with Item 5(b) of Form N-1A, please revise Portfolio Manager disclosure to include only each Portfolio Manager’s name, title and length of service with the relevant Subadvisor.

Response: The requested changes have been made.

11.	Please confirm that all Portfolio Managers included in the Prospectus provide day-to-day portfolio management services to the Fund.

Response: Each Portfolio Manager included in the Prospectus provides day-to-day portfolio management services to the Fund.

Comment: Tax Information, page 10

12.	Please delete the following sentence from the prospectus summary (you may keep it in the prospectus body): “For important information about purchase and sale of Fund shares and financial intermediary compensation, please turn to “Important Additional Information” below.”

Response: The requested change has been made.

Comment: Important Additional Information, page 10

13.	Please delete the following sentence from the prospectus summary (you may keep it in the prospectus body): “All classes of the Fund may not be available in every state. As of the date of this prospectus, only Class Y-3 shares of the Fund are available in Montana.”

Response: The requested change has been made.

Comment: Principal Investment Strategies of the Fund, page 12

14.	Please review the discussion of certain derivative instruments that may be used by the Fund. If these investment strategies are principal investment strategies of the Fund, such disclosures must be included in the “Principal Investment Strategies” section under Item 4 of Form N-1A.

Response: We note that we have assessed the accuracy and completeness of the Fund’s disclosures regarding derivatives and that they have drafted to reflect the particular nature of the Fund’s investments. We have evaluated the extent to which the Fund will use derivative instruments and have determined that such use will constitute a principal investment strategy of the Fund. As a result we have added disclosure regarding derivatives to the “Principal Investment Strategies” section under Item 4 of Form N-1A.

Comment: The Subadvisors, page 12

15.	Pursuant to Item 10(a)(1)(i) of Form N-1A, please include the address of each Subadvisor.

Response: The requested changes have been made.

Comment: The Subadvisors – Acadian Asset Management LLC, page 12

16.	Please provide dates for Mr. Ryan Taliaferro’s employment history for the last five years only.

Response: We confirm that Mr. Taliaferro’s employment history covers the last five years and that Mr. Taliaferro was a faculty member in the Finance Unit at Harvard Business School for the period from 2006-2011.

Comment: Risks of the Fund, page 15

17.	Please include Issuer Risk in the summary list of Fund risk factors.

Response: The requested change has been made.

Comment: Who Manages the Fund, page 28

18.	Please confirm whether the specialist investment managers of the Advisor listed and described in the Prospectus are Portfolio Mangers of the Fund. If not, please delete information provided with respect to these individuals.

Response: We note that the specialist investment mangers of the Advisor are not responsible for the day-to-day management of the Fund’s portfolio and therefore, are not portfolio managers as defined in Item 5(b) of Form N-1A. However, due to the manager-of-managers structure of the Fund, the specialist investment managers of the Advisor serve an important supervisory role to the Subadvisors to the Fund. Due to the importance of this role, we feel that this information is material and that this disclosure is desirable.

Statement of Additional Information

Comment: Swaps, page 4

19.	Please confirm to us that when the Fund sells a credit default swap it will segregate liquid assets in an amount equal to the full notional value of the instrument.

Response: We confirm that, when the Fund is the seller of protection under a credit default swap, it will segregate liquid assets in an amount equal to the full notional value of the instrument.

Comment: Investment Advisory, Principal Underwriting, and Other Service Arrangements, pages 26-30

20.	Please provide disclosure in accordance with Item 19(d) of Form N-1A as to ongoing business arrangements, such as the custodial arrangement and other third-party service providers.

Response: We confirm that the current disclosure captures all of the relevant service arrangements of the Fund.

Comments: Appendix C

21.	Please move all Portfolio Manager compensation information in Appendix C to the Statement of Additional Information.

Response: We note that Item 20(b) of Form N-1A requires disclosure of Portfolio Manager compensation information. We have included this information in Appendix C to the Statement of Additional Information, which is incorporated by reference to the body of the Statement of Additional Information. Due to our manager-of-managers structure, with Subadvisors that are subject to change, we believe that putting Portfolio Manager compensation all together in an accessible Appendix aids investors in locating this information and makes it more easily understandable. Additionally, we believe that the in text reference to Appendix C, as well as the title of Appendix C, “Additional Information about the Fund’s Portfolio Managers,” provides investors with sufficient notice as to the location of the Portfolio Manager compensation information.

22.	Please provide disclosure as to whether the “base pay” described in the Acadian Asset Management LLC Portfolio Manager compensation section is a fixed-amount.

Response: The requested changes have been made. The Fund has revised the disclosure by adding the underscored language shown below:

Compensation is highly incentive-driven, with Acadian paying up to and sometimes in excess of 100% of base pay for performance bonuses. Base pay is a fixed-amount paid to portfolio managers.

23.	Please disclose whether bonuses paid by Acadian Asset Management LLC to Portfolio Managers are calculated on a pre- or post-tax performance basis.

Response: The requested changes have been made. The Fund has revised the disclosure by adding the underscored language shown below:

Bonuses are tied directly to the individual’s contribution and performance during the year, with members of the investment team evaluated on such factors as their contributions to the investment process, account retention, portfolio performance, asset growth, and overall firm performance. Bonuses are calculated on a pre-tax performance basis.

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Thank you for your attention in these matters. If you have any questions, I may be reached at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler